

07002901

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Yancey 214-765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Charles W. Yancey____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Penson Fiancial Services, Inc.____, as of __December 31____________________, 2006_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


VICKI MYERS
Notary Public, State of Texas
My Commission Expires
September 19, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Financial Services, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc. as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Penson Financial Services, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 23, 2007

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 72,060,916
Cash and securities segregated under federal and other regulations	429,968,908
Receivable from customers and non-customers, net of allowance of $6,971,696	1,031,893,320
Receivable from correspondents	90,780,168
Receivable from broker-dealers and clearing organizations	142,768,451
Receivable from parent	17,319,216
Securities borrowed	1,699,627,913
Securities owned, at market value	21,591,268
Deposits with clearing organizations	195,193,282
Property and equipment, less accumulated depreciation of $18,030,702	5,569,931
Other assets	14,572,751
TOTAL ASSETS	$ 3,721,346,124
Liabilities:	
Payable to customers and non-customers	$ 1,722,739,456
Payable to correspondents	129,725,227
Payable to broker-dealers and clearing organizations	69,990,011
Securities loaned	1,579,176,507
Securities sold, not yet purchased	15,605,307
Accounts payable, accrued expenses and other liabilities	34,085,104
TOTAL LIABILITIES	3,551,321,612
Commitments and Contingencies	
Stockholder's Equity:	
Preferred stock	100,000
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	121,101,623
Retained earnings	48,821,889
TOTAL STOCKHOLDER'S EQUITY	170,024,512
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,721,346,124

Penson Financial Services, Inc.
Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the Company), a North Carolina corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAI Holdings, Inc. (Parent) which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI). All material intercompany balances and transactions are eliminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions are recorded on a trade-date basis as if they had settled. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of operations. Customer securities transactions are reported on a settlement- date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2006 without material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Lending Activities – Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral – The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Tax – The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from PWI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Penson Financial Services, Inc.
Notes to Financial Statement

Property and Equipment – Property and equipment are stated at cost and consist primarily of purchased software of $14,975,550 and furniture and equipment of $8,625,083. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years. Depreciation expense for 2006 totaled $2,956,283. Property and equipment balances are reviewed annually for impairment.

Cash Equivalents – The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Securities owned and securities sold, not yet purchased – The Company has reported its investments in securities owned and securities sold, not yet purchased at their fair or market values in the statement of financial condition. Unrealized gains or losses are included in earnings.

Allowance for Doubtful Accounts – The Company generally does not lend money to customers or correspondents except on a fully collateralized basis. When the value of that collateral declines, the Company has the right to demand additional collateral. In cases where the collateral loses its liquidity, the Company might also demand personal guarantees or guarantees from other parties. In valuing receivables that become less than fully collateralized, the Company compares the market value of the collateral and any additional guarantees to the balance of the loan outstanding. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records an appropriate allowance for doubtful accounts. The Company monitors every account that is less than fully collateralized with liquid securities every day. The Company reviews all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary. This specific, account-by-account review is supplemented by the risk management procedures that identify positions in illiquid securities and other market developments that could affect accounts that otherwise appear to be fully collateralized. Risk management officers monitor market developments on a daily basis. The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from known and inherent losses in outstanding receivables. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance for receivables from customers was $6,971,696 at December 31, 2006.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes valuation techniques for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined what impact, if any, SFAS 157 will have on its financial statements.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 ("APB 20"), "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Charges in Interim Financial Statements." SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impractical to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a "restatement." APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net income at the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS 154 carries forward without change the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 did not have a material impact on the Company's financial statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. While our analysis of the impact this Interpretation is not yet complete, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

NOTE 3- SEGREGATED ASSETS

At December 31, 2006, cash and securities segregated under federal and other regulations totaled $429,968,908. Of this amount, $426,911,968 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of January 3, 2007 of $426,145,473. An additional deposit of approximately $35,000,000 was made on January 3, 2007. The remaining balance of $3,056,940 at year-end relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB) calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 3, 2007, the Company had no PAIB reserve requirement.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 105,496,908	$ 57,645,579
Receivable from/payable to clearing organizations	37,271,543	12,344,432
	$ 142,768,451	$ 69,990,011

NOTE 5 - RECEIVABLE FROM CUSTOMERS AND NONCUSTOMERS

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned consist of equity investments made in publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days as follows:

	Owned	Sold Not Yet Purchased
Corporate	$ 14,497,482	$ 15,605,307
Certificates of deposit	7,093,786	—
Total	$ 21,591,268	$ 15,605,307

In addition, the Company had $342,222 of stock that was deemed non-marketable.

NOTE 7 - PAYABLE TO BANKS

As of December 31, 2006, the Company's short-term bank loans consist of four lines of credit. Two of the lines of credit permit the Company to borrow in aggregate up to $400,000,000. The third and fourth lines of credit have no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company had no amounts outstanding at December 31, 2006. Should the Company draw down on these lines of credit, borrowings under these agreements would bear interest at a rate that varies with the federal funds rate, which approximated 5.8% at December 31, 2006. They are generally secured by customers' securities on margin and noncustomer securities, and are repayable on demand.

NOTE 8 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes consisted of the following:

Deferred tax liability:		
Prepaid assets	$	226,793
Deferred tax asset:		
Bad debt reserve		2,440,094
Property and equipment		177,308
Total deferred tax assets		2,617,402
Total deferred tax asset, net	$	2,390,609

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in due from affiliate as of December 31, 2006. No valuation allowance at December 31, 2006 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2006, the Company had a receivable of $17,319,216 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. The Company paid $2,430,561 to SAI for leased equipment during the year.

The Company collects fees from certain of its correspondents relating to their use of software products sold by technology companies owned by SAI. These fees are credited to SAI. The Company is the clearing broker for a broker dealer owned by SAI.

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution 401(k) employee benefit plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2006, the Company contributed $815,672 to the Plan.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment, office space and certain other furniture and equipment under operating leases. Minimum non-cancelable lease payments required under operating leases for the years subsequent to December 31, 2006, are as follows:

		Amount
2007	$	1,714,923
2008		1,678,821
2009		1,623,170
2010		1,609,764
2011		1,609,764
Thereafter		7,243,938
Total	$	15,480,380

The Company is named in various legal matters arising in the ordinary course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

NOTE 13 – GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification

agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 14 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3). At December 31, 2006, the Company had net capital of $134,243,912 and was $110,919,307 in excess of its required net capital of $23,324,605.

NOTE 15 – SUBSEQUENT EVENTS

In November 2006, PWI announced that it had acquired the clearing business of Schonfeld Securities LLC. (Schonfeld), a New York based securities firm. PWI closed the transaction in January 2007 and issued 1,085,294 shares of common stock valued at approximately $28.2 million to the previous owners of Schonfeld as partial consideration for the assets acquired. Such shares will be returned to us by Schonfeld if certain terms and conditions of the asset purchase agreement are not fulfilled. In addition, PWI has agreed to pay an earnout of stock and cash over the next four years based on cash flows and net income of the acquired business. The correspondents of the clearing business of Schonfeld will clear their securities transactions through the Company. The Company has begun conversion of Schonfeld's correspondents and intends to complete all conversions no later than the second quarter of 2007.

SUPPLEMENTAL INFORMATION

Penson Financial Services, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital:	
Total stockholder's equity	$ 170,024,512
Deductions and/or charges:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	2,980,583
Receivables from non-customers	154,615
Securities owned not readily marketable	342,222
Property and equipment, net	5,569,931
Receivable from parent	17,319,216
Other assets	1,660,095
Additional charges for customers and non-customers security accounts	78,938
Other deductions and/or charges	6,700,000
Net capital before haircuts on securities positions (tentative net capital)	135,218,912
Haircuts on securities:	
Stocks and warrants	750,000
Certificates of deposit	225,000
Total haircuts on securities	975,000
Net capital	$ 134,243,912
Computation of Alternative Net Capital Requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 23,324,605
Net capital requirement (greater of above two minimum requirement amounts)	$ 23,324,605
Excess net capital	$110,919,307
Net capital in excess of 5% of combined aggregate debit items	$ 75,932,398

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$1,306,424,947
Monies payable against customers' securities loaned	173,823,904
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	23,655,156
Credit balances in firm accounts that are attributable to principal sales to customers	53,061,018
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	423,806
Total credit items	$ 1,557,388,831

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006

Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$809,996,090
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	201,881,175
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	14,524,758
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts	139,828,242
Gross debits	1,166,230,265
Less 3 percent charge	(34,986,907)
Total debit items	$1,131,243,358
Reserve computation in excess of total credits over total debit items	$426,145,473
Reserve Requirement:	
Amount held in special reserve account at December 31, 2006	$426,911,968
Required deposit	$ —
Additional amount deposited in special reserve account at January 3, 2007	$ 35,000,000

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation for determination of reserve requirement as reported was not prepared as there are no material differences between the Company's computation for determination of reserve requirement included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006

a. Customers fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$ 0
A) Number of items	None
b. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3):	$ 0
B) Number of items	None



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Registered Public Accounting Firm's Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



BDO Seidman, LLP
Accountants and Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 23, 2007

END